As filed with the Securities and Exchange Commission on
                                  March 7, 2000

                                File No. 70-8050

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 1 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------

                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03833
                -------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Mark H. Collin
                                    Treasurer

                               UNITIL CORPORATION
                               6 Liberty Lane West
                          Hampton, New Hampshire 03833
                -------------------------------------------------
                     (Name and address of agent for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                              William S. Lamb, Esq.
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                            New York, New York 10019





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     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended
(the   "Act"),    hereby   files   this   post-effective    amendment   to   its
application-declaration on Form U-1 (the "Application-Declaration") under the Act, filed with the Securities and Exchange Commission (the "Commission") on October 5, 1992 and amended on October 23, 1992 and further amended on October 26, 1992 (File No. 70-8050). On November 16, 1992, Unitil received approval from the Commission with respect to such Application-Declaration to issue shares pursuant to each of its dividend reinvestment and stock purchase plan ("DRIP")
and  tax-deferred   savings  and  investment  plan  ("401(k)  Plan")  (HCAR  No.
35-25677).

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS

     Unitil hereby submits this Application-Declaration with the Commission for the authorization and approval under Sections 6(a) and 7 of the Act for: (i) the additional issuance of up to an aggregate of 200,000 shares of its no par value common stock ("Common Stock") under its DRIP, consisting of either originally issued shares or shares purchased on the open market, and (ii) the additional issuance of up to an aggregate of 150,000 shares of its Common Stock under its 401(k) Plan, consisting of either originally issued shares or shares purchased on the open market.

     A.   Dividend Reinvestment Plan

     Unitil proposes to issue and sell an additional 200,000 shares of its authorized Common Stock pursuant to its DRIP.1 The shares available for issuance under the DRIP will come from authorized but unissued Common Stock and shares purchased by Unitil on the open market. Unitil requests authorization for the additional issuance of up to 200,000 additional shares under the DRIP.

     Participants in the DRIP may (i) have cash dividends on all or part of their Common Stock automatically reinvested at current market prices and/or (ii) invest optional cash payments ranging from $25 to $5,000 per calendar year at current market prices, whether or not dividends are being reinvested. Employees of Unitil and its subsidiaries who are eligible to participate have the additional option of utilizing payroll deductions in the place of making direct cash payments. No commission or service charge is paid by participants in connection with purchases under the DRIP. Current market prices for original issue shares will be the average of the high and low prices reported by the American Stock Exchange during each of the last 5 trading days prior to the date of the dividend payment. Current market prices for shares purchased on the open market will be the weighted average of the actual prices paid for all shares purchased for the related quarter.

     A more complete description of the provisions of the DRIP is incorporated by reference as Exhibits C-1 and C-2 hereto. The additional issuance of Common Stock through the DRIP is

--------
     1 Holders of shares of Common Stock issued pursuant to Unitil's 401(k) Plan are eligible to participate in the DRIP.


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made  pursuant  to a  registration  statement  on Form  S-3,  a copy of which is attached hereto as Exhibit C-2.

     B.   Tax-Deferred Savings and Investment Plan

     Unitil maintains a 401(k) Plan that has been qualified under Section 401(k) of the Internal Revenue Code of 1986. The 401(k) Plan is available to all employees of Unitil and its subsidiaries. The amounts contributed to the funds generated thereby are held in trust and invested according to the participant's directions among nine investment funds, one of which holds Unitil Common Stock. A more complete description of the provisions of the 401(k) Plan is incorporated by reference as Exhibit C-3 hereto. Pursuant to a registration statement on Form S- 8, attached hereto as Exhibit C-4, Unitil may issue an additional 150,000 shares of Common Stock pursuant to its 401(k) Plan. The shares available for issuance under the 401(k) Plan may come from authorized but unissued Common Stock and shares purchased by Unitil on the open market.

     Prior to the date of this Application-Declaration, 185,243 shares of Common Stock had been purchased through the 401(k) Plan as of February 1, 2000. Unitil requests authorization for the issuance of up to an additional 150,000 shares of Common Stock under its 401(k) Plan.

     C. Involvement of Unitil and its Affiliates with Exempt Wholesale Generators and Foreign Utility Companies

     The proposed transactions may be subject to Rules 53 and 54 under the Act. Neither Unitil nor any subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any of its subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of Unitil are expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Filing fee
Under the Securities Act of 1933           ............................... $*
Other filing fees                          ............................... $*
Legal fees                                 ............................... $*



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Exchanging, printing and engraving
of stock certificates                      ............................... $*
Miscellaneous                              ............................... $*
                                    Total  ............................... $*

     *    To Be Filed By Amendment.


ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Sections 6 and 7 of the Act are directly applicable to this Application-Declaration. The proposed issuance and sale of additional shares of Common Stock through the DRIP and 401(k) Plan are subject to Sections 6 and 7 of the Act. Unitil requests that this Application-Declaration be allowed to become effective under Section 7 of the Act with respect to the additional issuances of Common Stock described in Item 1 above to be issued pursuant to each of the plans.

ITEM 4.   REGULATORY APPROVALS

     No state or federal  commission  other than the Commission has jurisdiction
with   respect  to  any  of  the   proposed   transactions   described  in  this
Post-Effective Amendment.

ITEM 5.   PROCEDURE

     It is requested that the Commission issue and publish no later than March 17, 2000, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than April 11, 2000 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than April 12, 2000, an appropriate order granting and permitting this Application-Declaration to become effective.

     Unitil respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.


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ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

     a)   Exhibits

          Exhibit No.                 Description of Exhibit

               A-1  Articles  of   Incorporation   of  Unitil  (Filed  with  the
                    Commission as Exhibit 3.1 to Form S-14 Registration Statement No. 2-93769, as amended in Exhibit 3.2 to Unitil's 1992 Form 10-K, and incorporated by reference herein).

               C-1 Unitil Dividend Reinvestment and Stock Purchase Plan (Filed with the Commission with Unitil's Registration Statement No. 333- 21765 and incorporated by reference herein).

               C-2  Form  S-3  Registration   Statement   relating  to  Unitil's
                    issuance of additional shares under its DRIP (To Be Filed By Amendment).

               C-3 Unitil Tax Deferred Savings and Investment Plan (Filed with the Commission as Exhibit 4A to Unitil's Registration Statement No. 33-47799 and incorporated by reference herein).

               C-4  Form  S-8  Registration   Statement   relating  to  Unitil's
                    issuance of additional shares under its 401(k) Plan (To Be Filed By Amendment).

               F-1  Opinion of Counsel (To Be Filed By Amendment).

               F-2  "Past Tense" Opinion of Counsel (To Be Filed By Amendment).

               G-1  Financial Data Schedule.

               H-1  Proposed Form of Notice.



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     b)   Financial Statements

               No.             Description of Financial Statements

               FS-1 Unitil  Corporation  Unaudited  Consolidated  Actual Balance
                    Sheets, as of September 30, 1999, and Statement of Earnings and Cash Flows for the nine month period ended September 30, 1999 (Filed with the Commission with Unitil's 10-Q for the period ended September 30, 1999 and incorporated by reference herein).

               FS-2 Unitil  Corporation  Unaudited  Consolidated  Actual and Pro
                    Forma Balance Sheets, as of September 30, 1999.

               FS-3 Unitil  Corporation  Unaudited  Consolidated  Actual and Pro
                    Forma Statement of Earnings for the nine months ended September 30, 1999.

               FS-4 Unitil Corporation Notes to Unaudited Consolidated Pro Forma
                    Statements.

               FS-5 Unitil  Corporation  (Company Only) Unaudited Actual and Pro
                    Forma Balance Sheets, as of September 30, 1999.

               FS-6 Unitil  Corporation  (Company Only) Unaudited Actual and Pro
                    Forma Statement of Earnings for the nine months ended September 30, 1999.

               FS-7 Unitil  Corporation  (Company  Only) Notes to Unaudited  Pro
                    Forma Statements.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.


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                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   March 7, 2000

                                                 UNITIL CORPORATION


                                                 By:/s/ Mark H. Collin
                                                    ------------------
                                                 Name:    Mark H. Collin
                                                 Title:   Treasurer


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